UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13(d)-2(a)
(Amendment No. 3)*

Hancock Fabrics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409900107

(CUSIP Number)

C. Brophy Christensen, Esq.

O’Melveny & Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA 94111
415-984-8700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS LENADO CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	7,077,200
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	7,077,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,077,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		27.43%
14	TYPE OF REPORTING PERSON		OO, IA

1	NAMES OF REPORTING PERSONS LENADO PARTNERS, SERIES A OF LENADO CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	3,331,190
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	3,331,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,331,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.33%
14	TYPE OF REPORTING PERSON		PN

1	NAMES OF REPORTING PERSONS LENADO CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	3,897,590
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	3,897,590
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,897,590
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		16.37%
14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS Lenado DP, Series A of Lenado DP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	566,400
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	566,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		566,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		2.55%
14	TYPE OF REPORTING PERSON		PN

1	NAMES OF REPORTING PERSONS SPV UNO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	232,000
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	232,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		232,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.06%
14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS SPV QUATRO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	3,179,610
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	3,179,610
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,179,610
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.45%
14	TYPE OF REPORTING PERSON		OO

1	NAMES OF REPORTING PERSONS NIKOS HECHT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
	8	SHARED VOTING POWER	7,309,200
	9	SOLE DISPOSITIVE POWER	- 0 -
	10	SHARED DISPOSITIVE POWER	7,309,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,309,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.08%
14	TYPE OF REPORTING PERSON		IN

This Amendment No. 3 to Schedule 13D is being filed jointly by Lenado Capital Advisors, LLC, formerly known as Sopris Capital Advisors, LLC (“Lenado Advisors”), Lenado Partners, Series A of Lenado Capital Partners, L.P., formerly known as Sopris Partners, Series A of Sopris Capital Partners, L.P. (“Lenado Partners”), Lenado Capital, LLC, formerly known as Sopris Capital, LLC (“Lenado Capital”), Lenado DP, Series A of Lenado DP, L.P., formerly known as Sopris DP, Series A of Sopris DP, L.P. (“Lenado DP”), SPV UNO, LLC (“SPV UNO”), SPV Quatro, LLC (“SPV Quatro”) and Nikos Hecht (each a “Reporting Person” and collectively, the “Reporting Persons”), to supplement and amend the Schedule 13D filed on May 30, 2008, as amended by Amendment No. 1 to Schedule 13D filed on January 12, 2011, and Amendment No. 2 to Schedule 13D filed on November 27, 2012 (collectively, the “Schedule 13D”), on behalf of certain of the Reporting Persons and certain other filers as set forth therein. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Except as set forth in this Amendment No. 3 to Schedule 13D, capitalized terms defined in the Schedule 13D are used herein with their defined meaning. All references to Sopris Advisors, Sopris Partners and Sopris Capital in the Schedule 13D shall be deemed to be references to Lenado Advisors, Lenado Partners and Lenado Capital, respectively.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraph to the end of such Item 4 of the Schedule 13D:

On July 24, 2014, Lenado Partners sold warrants to purchase an aggregate of up to 600,000 shares of common stock (the “Common Stock”) of Hancock Fabrics, Inc. (the “Company”) for a total aggregate consideration of $2.

Except as described above, the Reporting Persons have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) to (c) of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)          The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,309,200 shares of Common Stock, representing approximately 28.08% of the Common Stock, allocated as follows:

Reporting Person	Number of Shares Beneficially Owned	% of Common Stock Owned[1]

Lenado Advisors	7,077,200	27.43%
Lenado Partners	3,331,190	14.33%
Lenado Capital	3,897,590	16.37%
Lenado DP	566,400	2.55%
SPV UNO	232,000	1.06%
SPV Quatro	3,179,610	13.45%
Nikos Hecht	7,309,200	28.08%

(b)          Each Reporting Person has the following powers to vote, direct the vote, dispose of or direct the disposition of shares of Common Stock:

		Number of Shares as to which the Reporting Person has
Reporting Person	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose of or direct the disposition of	Shared power to dispose of or direct the disposition of

Lenado Advisors	0	7,077,200	0	7,077,200
Lenado Partners	0	3,331,190	0	3,331,190
Lenado Capital	0	3,897,590	0	3,897,590
Lenado DP	0	566,400	0	566,400
SPV UNO	0	232,000	0	232,000
SPV Quatro	0	3,179,610	0	3,179,610
Nikos Hecht	0	7,309,200	0	7,309,200

1 The percentage ownership of each Reporting Person, determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934 has been calculated by dividing (i) the sum of the aggregate number of outstanding shares of Common Stock beneficially owned by such Reporting Person and the number of shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock beneficially owned by such Reporting Person by (ii) the sum of the 21,652,533 shares of Common Stock reported by the Company to be outstanding as of June 4, 2014 pursuant to its Report on Form 10-Q for the quarterly period ended April 26, 2014, and the number of shares of Common Stock issuable upon exercise of the warrants to purchase shares of Common Stock beneficially owned by such Reporting Person.

Of the shares reported as beneficially owned in this Schedule 13D, 3,331,190 shares are owned directly by Lenado Partners (including warrants to purchase an aggregate of 1,594,400 shares), 566,400 shares are owned directly by Lenado DP (all consisting of warrants to purchase an aggregate of 566,400 shares), 232,000 shares are owned directly by SPV UNO (all consisting of warrants to purchase an aggregate of 232,000 shares) and 3,179,610 shares are directly owned by SPV Quatro (including warrants to purchase an aggregate of 1,984,800 shares).

Lenado Capital is the general partner of Lenado Partners and Lenado DP and, as such, may be deemed to share beneficial ownership of the shares of Common Stock owned directly by such parties. Mr. Hecht is the managing member of Lenado Advisors and the sole member of the managing member of Lenado Capital. As the managing member of SVP UNO, SPV Quatro and Lenado Advisors, the sole member of the managing member of Lenado Capital, and the owner, directly or indirectly, of a majority of the membership interests in each of SPV UNO, SPV Quatro, Lenado Capital and Lenado Advisors, Mr. Hecht may be deemed to be the controlling person of SPV UNO, SPV Quatro, Lenado Capital and Lenado Advisors, and through Lenado Capital, Lenado Partners and Lenado DP. Lenado Advisors, as investment manager for Lenado Partners, Lenado DP and SPV Quatro, has discretionary investment authority over the Common Stock held by Lenado Partners, Lenado DP and SPV Quatro, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Lenado Partners, Lenado DP, SPV UNO, and SPV Quatro.

(c)          Except as described in Item 4, no transactions with respect to the shares of Common Stock were effected during the past sixty (60) days by any of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: July 25, 2014
LENADO CAPITAL ADVISORS, LLC

	By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Managing Member

LENADO PARTNERS, SERIES A OF LENADO CAPITAL PARTNERS, L.P.

	By:	LENADO CAPITAL, LLC
Its general partner

	By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Sole Member of the Managing Member

LENADO CAPITAL, LLC

	By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Sole Member of the Managing Member

SPV UNO, LLC

	By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Managing Member

SPV QUATRO, LLC

	By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Managing Member

Lenado DP, Series A of Lenado DP, L.P.

	By:	Lenado Capital LLC
Its general partner

	By:	/s/ Nikos Hecht
Name: Nikos Hecht
Title: Managing Member

NIKOS HECHT

/s/ Nikos Hecht